CUSIP No. 87612M108                                            Page 1 of 8 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          Targeted Genetics Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    87612M108
                                 (CUSIP Number)

Nicole Vitullo                                       John C. MacMurray, Esq.
Rothschild Asset Management Ltd.                     Reboul, MacMurray, Hewitt,
Five Arrows House                                    Maynard & Kristol
St. Swithin's Lane                                   45 Rockefeller Plaza
London EC4N 8NR England                              New York, New York  10111
Tel. 011-171-280-5000                                Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 1996
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.
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CUSIP No. 87612M108                                            Page 2 of 8 Pages


- --------------------------------------------------------------------------------
1)   Name of Reporting Person               International
     S.S. or I.R.S. Identification          Biotechnology
     No. of Above Person                    Trust plc
- --------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) / /
     if a Member of a Group                     (b) / /
- --------------------------------------------------------------------------------
3)   SEC Use Only
- --------------------------------------------------------------------------------
4)   Source of Funds                        WC
- --------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                        United Kingdom
- --------------------------------------------------------------------------------

Number of              7)   Sole Voting     1,750,000 shares of
Shares Beneficially         Power           Common Stock,
Owned by                                    including 300,000
Reporting Person                            issuable upon
                                            exercise of
                                            Warrants
                       ---------------------------------------------------------
                       8)   Shared Voting
                            Power              -0-
                       ---------------------------------------------------------
                       9)   Sole            1,750,000 shares of
                            Dispositive     Common Stock,
                            Power           including 300,000
                                            issuable upon
                                            exercise of
                                            Warrants
                       ---------------------------------------------------------
                       10)  Shared
                            Dispositive     -0-
                            Power
                       ---------------------------------------------------------
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CUSIP No. 87612M108                                            Page 3 of 8 Pages



11)  Aggregate Amount Beneficially          1,750,000 shares of
     Owned by Each Reporting Person         Common Stock,
                                            including 300,000
                                            issuable upon
                                            exercise of
                                            Warrants
- --------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
- --------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                         10.7%
     Amount in Row (11)
- --------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                 CO

CUSIP No. 87612M108                                            Page 4 of 8 Pages


                         Amendment No. 1 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 1995 (the "Schedule 13D).

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), and the warrants to purchase Common Stock (the "Warrants") of Targeted Genetics Corporation, a Washington corporation (the "Issuer"). Each Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $4.68 per share, subject to adjustment, for a period through and including July 31, 1997. The Warrants are registered separately from the Common Stock, under CUSIP No. 87612M116, and trade separately from the Common Stock on the Nasdaq National Market. The principal executive offices of the Issuer are located at 1100 Olive Way, Suite 100, Seattle, Washington 98101.

Item 2.  Identity and Background.

          (a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a corporation organized under the laws of the United Kingdom ("IBT" or the "Reporting Person"). The name, business address and occupation of each executive officer and director of IBT is set forth on Schedule A hereto.

          (b) The principal business of IBT is that of a publicly-traded investment trust company.

          (c) IBT's principal business address is Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England.

          (d) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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CUSIP No. 87612M108                                            Page 5 of 8 Pages



Item 3.   Source and Amount of Funds or Other Consideration.

          This statement relates to the acquisition by IBT of 250,000 shares of Common Stock (the "Shares") in a secondary offering by the Issuer on the public market. The Shares were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission and declared effective on June 20, 1996 (SEC Registration No. 333-03592). The purchase price paid by IBT was $4.00 per Share, and the source of such funds was IBT's funds available for investment.

          On July 13, 1995 IBT purchased 300,000 Units (the "Units") in a secondary offering by the Issuer on the public market. Each Unit consisted of four shares of Common Stock and one Warrant. The Warrants are described in Item 1 above. The Units were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission and declared effective on July 10, 1995 (SEC Registration No. 33-94478). The purchase price paid by IBT was $15.00 per Unit, and the source of such funds was IBT's funds available for investment.

Item 4.   Purpose of Transaction.

          IBT acquired the Shares and the Units for investment purposes.

          Jeremy L. Curnock Cook, Stephan A. Duzan and James D. Grant, Directors of IBT, are members of the Issuer's Board of Directors. Mr. Cook is also a Director of Rothschild Asset Management Limited ("RAM"), which, as further described in Item 6 below, is IBT's discretionary investment manager.

Item 5.   Interest in Securities of the Issuer.

          (a) Based on a total of 16,073,631 shares of Common Stock outstanding, and giving effect to the exercise of 300,000 presently exercisable Warrants, IBT owns 1,750,000 shares of Common Stock, or approximately 10.7% of the Common Stock outstanding.

          (b) IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected
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CUSIP No. 87612M108                                            Page 6 of 8 Pages


any transaction in the Common Stock or Warrants in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned IBT.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to a contractual agreement, IBT has engaged RAM to act as its discretionary investment manager. Pursuant to such agreement RAM manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate RAM's appointment as manager at any time if RAM is not performing its duties as manager to the satisfaction of the Board of Directors of IBT.

Item 7.   Material to be Filed as Exhibits.

          Not Applicable.
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CUSIP No. 87612M108                                            Page 7 of 8 Pages




                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1996

                                                  INTERNATIONAL BIOTECHNOLOGY
                                                  TRUST PLC

                                                  By: /s/ Jeremy L. Curnock Cook
                                                      --------------------------
                                                          Director
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CUSIP No. 87612M108                                            Page 8 of 8 Pages


                                   SCHEDULE A

                     EXECUTIVE OFFICERS AND DIRECTORS OF IBT

          The business address of each person listed below is c/o Rothschild Asset Management Limited, Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England. The occupation of each person listed below refers to his relationship to IBT.

     Name                        Occupation        Citizenship
     ----                        ----------        -----------
John M. Green-Armytage           Chairman          U.K.

Donald Cecil                     Deputy            U.S.
                                 Chairman

Gary M. Brass                    Director          U.K.

Jeremy L. Curnock Cook           Director          U.K.

Peter B. Collacott               Director          U.K.

Stephen A. Duzan                 Director          U.S.

James D. Grant                   Director          U.S.

Howard E. Greene                 Director          U.S.

Dennis M.J. Turner               Director          U.K.